Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 17-III dated January 11, 2007	Term Sheet No. 18 to Product Supplement No. 17-III Registration Statement No. 333-130051 Dated July 24, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index due September 10, 2008

General

  The notes are designed for investors who believe both of the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index will appreciate over the term of the notes. Investors should be willing to forgo interest and dividend payments and any additional appreciation related to the outperformance of one Index as compared to the other Index as well as any appreciation in excess of the Maximum Return of 13.95%, while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing September 10, 2008†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about July 27, 2007†† and are expected to settle on or about August 1, 2007.

Key Terms

Indices:	The Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index (each an “Index,” and together, the “Indices”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Lesser Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Lesser Index Return is more than 4.65%, you will receive the Maximum Return on the notes of 13.95%, which entitles you to a payment at maturity of $1,139.50 for every $1,000 principal amount note.

Maximum Return:	The Maximum Return will be set on the pricing date and will not be less than $139.50 (or 13.95% x $1,000).
Participation Rate:	300%
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	For each Index, the Index closing level on the pricing date.
Ending Index Level:	For each Index, the arithmetic average of the Index closing levels on each of the five Ending Averaging Dates.
Lesser Index Return:	The lesser of the Index Return of the Nikkei 225 Index and the Index Return of the Dow Jones EURO STOXX 50® Index.
Lesser Performing Index:	The Index with the Lesser Index Return.
Ending Averaging Dates†:	September 1, 2008, September 2, 2008, September 3, 2008, September 4, 2008 and September 5, 2008 (the “final Ending Averaging Date”)
Maturity Date†:	September 10, 2008
CUSIP:
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 17-III.
††	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Selected Purchase Considerations — Taxed as Contingent Payment Debt Instruments.’’

Investing in the Lesser Index Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 17-III and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 17-III and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	Please see “Supplemental Underwriting Information” in this term sheet for information about commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 24, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 17-III dated January 11, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 17-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 17-III dated January 11, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000109/e26018_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table and graph below illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Lesser Index Return from -100% to +80%. The following table assumes that the Lesser Performing Index used to calculate the Ending Index Level will be the Dow Jones EURO STOXX 50® Index. We make no representation or warranty as to which of the Indices will be the Lesser Performing Index for the purposes of calculating your return on the notes at maturity. The following table and graph also assume a Participation Rate of 300%, a hypothetical Initial Index Level of 4500 for the Lesser Performing Index and a Maximum Return of 13.95%, or $139.50 per $1,000 principal amount note. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and graph below have been rounded for ease of analysis.

Lesser Performing Index Ending Index Level	Lesser Index Return	Lesser Index Return x Participation Rate (300%)	Additional Amount		Principal		Payment at Maturity

8100.00	80.00%	13.95%	$139.50	+	$1,000	=	$1,139.50
7650.00	70.00%	13.95%	$139.50	+	$1,000	=	$1,139.50
7200.00	60.00%	13.95%	$139.50	+	$1,000	=	$1,139.50
5850.00	30.00%	13.95%	$139.50	+	$1,000	=	$1,139.50
5400.00	20.00%	13.95%	$139.50	+	$1,000	=	$1,139.50
4950.00	10.00%	13.95%	$139.50	+	$1,000	=	$1,139.50
4725.00	5.00%	13.95%	$139.50	+	$1,000	=	$1,139.50
4709.25	4.65%	13.95%	$139.50	+	$1,000	=	$1,139.50
4635.00	3.00%	9.00%	$90.00	+	$1,000	=	$1,090.00
4590.00	2.00%	6.00%	$60.00	+	$1,000	=	$1,060.00
4545.00	1.00%	3.00%	$30.00	+	$1,000	=	$1,030.00
4500.00	0.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
4050.00	-10.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
3600.00	-20.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
3150.00	-30.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
2700.00	-40.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
2250.00	-50.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
1800.00	-60.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
1350.00	-70.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
900.00	-80.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
450.00	-90.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
0.00	-100.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

JPMorgan Structured Investments — Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	TS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Lesser Performing Index increases from its Initial Index Level of 4500 to an Ending Index Level of 4635. Because the Lesser Performing Index’s Ending Index Level of 4635 is greater than its Initial Index Level and the Lesser Index Return of 3% multiplied by 300% does not exceed the hypothetical Maximum Return of 13.95%, the Additional Amount is equal to $90 and the investor receives a payment at maturity of $1,090 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(4635-4500)/4500] x 300%) = $1,090

Example 2: The level of the Lesser Performing Index decreases from its Initial Index Level of 4500 to an Ending Index Level of 4050. Because the Lesser Performing Index’s Ending Index Level of 4050 is lower than its Initial Index Level, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Lesser Performing Index increases from its Initial Index Level of 4500 to an Ending Index Level of 4950. Because the Lesser Performing Index’s Ending Index Level of 4950 is greater than its Initial Index Level and the Lesser Index Return of 10% multiplied by 300% is greater than the hypothetical Maximum Return of 13.95%, the Additional Amount is equal to the hypothetical Maximum Return of $139.50 and the investor receives a payment at maturity of $1,139.50 per $1,000 principal amount note.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold your notes to maturity, regardless of the performance of the Indices. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Lesser Index Return x 300% (the Participation Rate), but this additional payment will not be less than zero or greater than $139.50* per $1,000 principal amount note, which reflects the Maximum Return of 13.95%* on the notes.
  * The actual Maximum Return will be determined on the pricing date and will not be less than 13.95%.
  DIVERSIFICATION OF THE INDICES — The return on the notes is linked to the Lesser Performing Index which will be either the Nikkei 225 Index or the Dow Jones EURO STOXX 50® Index. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and, therefore, are among the most actively traded on that exchange. The Nikkei 225 Index is an intellectual property of Nikkei Inc. Nikkei Inc. was formerly known as Nihon Keizai Shimbun, Inc. The name was changed on January 1, 2007. “Nikkei,” “Nikkei 225” and “Nikkei Stock Average,” are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the Nikkei 225 Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information on each Index, see the information set forth under “The Nikkei 225 Index” and “The Dow Jones EURO STOXX 50® Index” in the accompanying product supplement no. 17-III.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 17-III. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in product supplement no. 17-III and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers’ basis in the notes and the notes’ adjusted issue price
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced July 23, 2007 and we had determined the comparable yield on that date, it would have been an annual rate of 5.32%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.32%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	TS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 17-III dated January 11, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Lesser Performing Index, and will depend on whether, and the extent to which, the Lesser Index Return is positive. The two Indices’ respective performances may not be correlated and, as a result, your investment in the notes may only produce a positive return if there is a broad-based rise in the performance of equities across diverse markets over the term of the notes. You will receive no more than the full principal amount of your notes if the Lesser Index Return is zero or negative.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level of the Lesser Performing Index is greater than its Initial Index Level for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Lesser Performing Index, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 13.95%.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in each Index individually, the stocks composing the Indices or contracts related to the Indices. If the Lesser Index Return is not positive, the Additional Amount will be zero. This will be true even if the Index Return for only one Index is positive, or if the Lesser Performing Index’s closing level was higher than its Initial Index Level at some time during the life of the notes but later falls below its Initial Index Level.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities composing either the Nikkei 225 Index or the Dow Jones EURO STOXX 50® would have.
  YOUR RETURN ON THE NOTES IS LINKED TO THE LESSER PERFORMING INDEX — Your return on the notes will be determined by the Lesser Performing Index, and therefore, the notes may not return more than the applicable principal amount of your investment even if the Ending Index Level of one of the two Indices is above its respective Initial Index Level.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., whom we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing each of the Indices are denominated, although any currency fluctuations could affect the performance of either or both of the Indices. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in each Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying each Index;
    the expected positive or negative correlation between the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index, or the expected absence of any such correlation;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and volatility of the exchange rate between the dollar, the yen and the euro; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Selected Purchase Considerations — Taxed as Contingent Payment Instruments” above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

JPMorgan Structured Investments — Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	TS-3

Historical Information

The following graphs set forth the historical weekly performance of the Nikkei 225 Index from January 4, 2002 through July 20, 2007 and the weekly performance of the Dow Jones EURO STOXX 50® Index from January 4, 2002 through July 20, 2007. The Index closing level of the Nikkei 225 Index on July 23, 2007 was 17963.64. The Index closing level of the Dow Jones EURO STOXX 50® Index on July 23, 2007 was 4482.75.

We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Index on any Ending Averaging Date. We cannot give you assurance that the performance of the Indices will result in a payment at maturity of more than the principal amount of your notes.

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $17.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-31 of the accompanying product supplement no. 17-III.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $17.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	TS-4